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                              CLEARWIRE CORPORATION
                               4400 CARILLON POINT
                               KIRKLAND, WA 98033

                                  March 5, 2007



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Mail Stop 7010

Attn:  Mr. William Bennett

         Re:      CLEARWIRE CORPORATION
                  REGISTRATION STATEMENT ON FORM S-1
                  FILE NUMBER 333-139468

Ladies and Gentlemen:

      Clearwire Corporation (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-1, SEC File No. 333-139468, as amended, to 3:00 p.m., Eastern time, on Wednesday, March 7, 2007, or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

      o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Joshua N. Korff of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4943, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.


                                    Sincerely,

                                    CLEARWIRE CORPORATION

                                    By:  /s/ Broady Hodder
                                        ---------------------------
                                    Name:  Broady Hodder
                                    Title: Vice President and General Counsel